Exhibit 99

PROVIDENT ENERGY TRUST SUCCESSFULLY INTEGRATES MEOTA
RESOURCES CORP. AND ANNOUNCES INCREASE
IN NOVEMBER 2002 CASH DISTRIBUTION

NEWS RELEASE NUMBER 26	November 8, 2002

CALGARY, ALBERTA – Provident Energy Trust. (“Provident”) (TSX – PVE.UN; AMEX - PVX) today announced the cash distribution for November 2002 has been increased to Cdn $0.19 per trust unit. The November 2002 cash distribution will be paid on December 13, 2002 to unitholders of record on November 19, 2002. The ex-distribution date is November 15, 2002. For unitholders receiving their distribution in U.S. Funds, the December 13, 2002 cash distribution will be approximately U.S.$0.122, based on an exchange rate of 1.556. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Based on the November 7, 2002 closing price of Cdn $10.24 (TSX – PVE.UN) per unit, the declared November 2002 cash distribution represents a cash-on-cash yield of approximately 22 percent. The Trust estimates that, for Canadian residents, approximately 50 percent of the 2002 cash distributions will be tax deferred.

Provident is pleased to announce that Meota Resources Corp. has been successfully integrated and that current production levels for the Trust of approximately 31,000 boed are ahead of forecast. The accretive acquisition of Meota has resulted in increased cash distributions of approximately 12 percent since the transaction was completed on October 1, 2002. The Trust will continue to distribute approximately 90 percent of cash flow, on a diluted basis.

The Trust has recently reached an agreement to put in place a revolving term credit facility in the amount of $255 million with a syndicate of Canadian Chartered Banks and is currently drawn in the amount of $200 million against this facility. This represents a current debt to cash flow ratio of approximately 1.35 times, based on the Trust’s annualized forecast fourth quarter 2002 cash flow.

Provident is also pleased to report its inclusion in the newly created S&P/TSX Canadian Energy Trust Index which was launched in October 2002.

Provident Energy Trust is Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

For further information contact:

THOMAS W. BUCHANAN,	RANDALL J. FINDLAY,	MARK N. WALKER,
Chief Executive Officer	President	Vice President, Finance
Phone (403) 296-2232	Phone (403) 781-5343	& Chief Financial Officer
Phone (403) 781-5305

Corporate Head Office:
900, 606 – 4th Street S.W	Phone: (403) 296-2233
Calgary, Alberta	Toll Free: 1-800-587-6299
Canada T2P 1T1	Fax: (403) 261-6696

www.providentenergy.com	E-mail: info@providentenergy.com